UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                           NEWMONT MINING CORPORATION
                       ---------------------------------
                                (Name of Issuer)

                          Common Stock, $1.60 Par Value
                    ---------------------------------------
                         (Title of Class of Securities)

                                    651639106
                          ---------------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 872-1000
                    ----------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 1, 1997
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_].** (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.



                         Continued on following page(s)
                               Page 1 of 18 Pages
                             Exhibit Index: Page 15

--------

* Initial filing with respect to Soros Fund Management LLC and Duquesne Capital Management LLC.

** A filing fee is not being paid with this statement pursuant to SEC Release No. 33-7331 whereby the filing fee has been eliminated for
        Schedule 13D.

                                                              Page 2 of 18 Pages

                                  SCHEDULE 13D

CUSIP No. 651639106

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Soros Fund Management LLC

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [X]
                                            b.  [_]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
 Number of                          7,845,234
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           7,845,234
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    7,845,234

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [X]

13      Percent of Class Represented By Amount in Row (11)

                               7.88%

14      Type of Reporting Person*

               OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 18 Pages

                                  SCHEDULE 13D

CUSIP No. 651639106

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               George Soros  (in the capacity described herein)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [X]
                                            b.  [_]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
 Number of                          0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          7,845,234
    Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    7,845,234

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    7,845,234

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [X]

13      Percent of Class Represented By Amount in Row (11)

                             7.88%

14      Type of Reporting Person*

               IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 18 Pages

                                  SCHEDULE 13D

CUSIP No. 651639106

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Stanley F. Druckenmiller (in the capacity described herein)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [X]
                                            b.  [_]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
 Number of                          905,843
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          7,845,234
    Each
  Reporting           9      Sole Dispositive Power
   Person                           905,843
    With
                      10     Shared Dispositive Power
                                    7,845,234

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    8,751,077

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [_]

13      Percent of Class Represented By Amount in Row (11)

                              8.79%

14      Type of Reporting Person*

               IA

                                                              Page 5 of 18 Pages

                                  SCHEDULE 13D

CUSIP No. 651639106

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Duquesne Capital Management, L.L.C.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [X]
                                            b.  [_]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Pennsylvania

                      7      Sole Voting Power
 Number of                          905,843
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           905,843
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    905,843

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [X]

13      Percent of Class Represented By Amount in Row (11)

                              .91%

14      Type of Reporting Person*

               OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 18 Pages

               This Amendment No. 7 to Schedule 13D relates to shares of Common Stock, $1.60 par value per share (the "Shares"), of Newmont Mining Corporation (the "Issuer"). This Amendment No. 7 supplementally amends the initial statement on Schedule 13D dated April 30, 1993 and all amendments thereto (collectively, the "Initial Statement") filed by certain of the Reporting Persons (as defined herein). This Amendment No. 7 is being filed by the Reporting Persons to report the transfer of the investment advisory contracts between (i) Soros Fund Management ("SFM") and Quantum Fund N.V., a Netherlands Antilles corporation, ("Quantum Fund"), whose principal operating subsidiary is Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"), (ii) SFM and Quota Fund N.V., a Netherlands Antilles corporation ("Quota"), and (iii) SFM and Quasar International Partners C.V., a Netherlands Antilles limited partnership ("Quasar Partners"), pursuant to which SFM was granted investment discretion over portfolio investments, including the Shares, held for the accounts of Quantum Partners, Quota and Quasar Partners. The investment advisory contracts have been transferred from SFM to Soros Fund Management LLC ("SFM LLC"), a newly formed Delaware limited liability company. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.        Identity and Background.

               This statement is being filed on behalf of SFM LLC, Mr. George Soros ("Mr. Soros"), Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller") and Duquesne Capital Management, L.L.C., a Pennsylvania limited liability company ("Duquesne L.L.C.", and together with SFM LLC, Mr. Soros and Mr. Druckenmiller, the "Reporting Persons"). This statement relates to Shares held for the accounts of Quantum Partners, Quota, Quasar Partners and the Duquesne L.L.C. Clients (as defined herein).

               Effective as of January 1, 1997, SFM, a sole proprietorship of which Mr. Soros is the sole proprietor, transferred its investment advisory contracts with Quantum Fund, Quota and Quasar Partners, to SFM LLC as part of a restructuring of the business of SFM, which will now be conducted through SFM LLC. SFM LLC has its principal office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. Its principal business is to serve, pursuant to contract, as the principal investment manager to several foreign investment companies (the "SFM Clients"), including Quantum Fund, Quantum Partners, Quota and Quasar Partners. Each of Quantum Fund, Quantum Partners, Quota and Quasar Partners, has its principal office at Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. SFM LLC's contracts with SFM Clients generally provide that SFM LLC is responsible for designing and implementing the SFM Clients' overall investment strategies; for conducting direct portfolio management strategies to the extent that SFM LLC determines that it is appropriate to utilize its own portfolio management capabilities; for selecting, evaluating and monitoring other investment advisors who manage separate portfolios on behalf of SFM Clients; and for allocating and reallocating the SFM Clients' assets among the outside managers and itself.

               The business of SFM LLC is managed through a Management Committee (the "Management Committee") comprised of Mr. Soros, Mr. Druckenmiller and Mr. Gary Gladstein. Mr. Soros, as Chairman of SFM LLC has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the securities held for the accounts of the SFM Clients. Mr. Druckenmiller, as Lead Portfolio Manager of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the securities held for the accounts of the SFM Clients. Set forth in Annex A hereto and incorporated by reference in response to this Item 2 and elsewhere in this Schedule 13D as applicable is a list of the Managing Directors of SFM LLC.

               The principal occupation of Mr. Soros, a United States citizen, is his direction of the activities of SFM LLC, which is carried out in his capacity as Chairman of SFM LLC at SFM LLC's principal office.

                                                              Page 7 of 18 Pages

               The principal occupation of Mr. Druckenmiller, a United States citizen, is his position as Lead Portfolio Manager and a Member of the Management Committee of SFM LLC, which is carried out at SFM LLC's principal office. Mr. Druckenmiller also owns a 75% interest in, and is the sole managing member of, Duquesne L.L.C., an investment advisory firm. Duquesne L.L.C. has its principal offices at 2579 Washington Road, Suite 322, Pittsburgh, Pennsylvania 15241-2591. Its principal business is to serve, pursuant to contract, as a discretionary investment advisor to a limited number of institutional clients (the "Duquesne L.L.C. Clients").

               Pursuant to regulations promulgated under Section 13(d) of the Act, SFM LLC, Mr. Soros, in his capacity as Chairman of SFM LLC, and Mr. Druckenmiller, in his capacity as Lead Portfolio Manager of SFM LLC, each may be deemed a beneficial owner of securities, including the Shares, held for the accounts of Quantum Partners, Quota and Quasar Partners as a result of the contractual authority of SFM LLC to exercise voting and dispositive power with respect to such securities.

               Pursuant to the regulations promulgated under Section 13(d) of the Act, each of Duquesne L.L.C. and Mr. Druckenmiller, by virtue of his interest in, and position as sole managing member of, Duquesne L.L.C., may be deemed a beneficial owner of securities, including the Shares, held for the accounts of the Duquesne LLC Clients as a result of the contractual authority of Duquesne LLC to exercise voting and dispositive power with respect to such securities.

               During the past five years, none of the Reporting Persons, Quantum Partners, Quota, Quasar Partners and, to the best of the Reporting Persons' knowledge, any other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration

               The  securities  held for the accounts of the SFM Clients  and/or the Duquesne L.L.C. Clients may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in its margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firm's credit policies. The positions which may be held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.        Purpose of Transaction.

               All of the Shares reported herein as having been acquired for or disposed of from the account of Quantum Partners, Quota, Quasar Partners and/or the Duquesne L.L.C. Clients were acquired or disposed of for investment purposes. Neither Quantum Partners, Quota, Quasar Partners, the Reporting Persons nor, to the best of their knowledge, any of the other individuals identified in response to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through
(j) of Item 4 of Schedule 13D.

               SFM LLC, Mr. Soros and Mr. Druckenmiller reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the SFM Clients, market conditions or other factors.

               Mr. Druckenmiller and Duquesne L.L.C. reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to

                                                              Page 8 of 18 Pages


dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposal regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Duquesne L.L.C. Clients, market conditions or other factors.

Item 5.        Interest in Securities of the Issuer.

               (a) (i) Each of SFM LLC and Mr. Soros may be deemed the beneficial owner of 7,845,234 Shares (approximately 7.88% of the total number of Shares outstanding). This number consists of (A) 2,741,968 Shares held for the account of Quantum Partners, (B) 2,396,636 Shares held for the account of Quota, and (C) 2,706,630 Shares held for the account of Quasar Partners.

                    (ii) Mr. Druckenmiller may be deemed the beneficial owner of 8,751,077 Shares (approximately 8.79% of the total number of Shares outstanding). This number consists of (A) 2,741,968 Shares held for the account of Quantum Partners, (B) 2,396,636 Shares held for the account of Quota, (C) 2,706,630 Shares held for the account of Quasar Partners, and (D) 905,843 Shares held for the accounts of the Duquesne L.L.C. Clients.

                    (iii) Duquesne L.L.C. may be deemed the beneficial owner of the 905,843 Shares held for the accounts of the Duquesne L.L.C. Clients (approximately 0.91% of the total number of Shares outstanding).

               (b) (i) Pursuant to the terms of the contracts between Quantum Fund and SFM LLC, Quota and SFM LLC and Quasar Partners and SFM LLC, SFM LLC may be deemed to have sole power to direct the voting and disposition of the 7,845,234 Shares held for the accounts of Quantum Partners, Quota and Quasar Partners.

                    (ii) Pursuant to the terms of the contracts between Quantum Fund and SFM LLC, Quota and SFM LLC and Quasar Partners and SFM LLC, and as a result of the positions held by Mr. Soros and Mr. Druckenmiller with SFM LLC, each of Mr. Soros and Mr. Druckenmiller may be deemed to have shared power to direct the voting and disposition of the 7,845,234 Shares held for the accounts of Quantum Partners, Quota and Quasar Partners.

                    (iii) As a result of the position held by Mr. Druckenmiller with Duquesne L.L.C., Mr. Druckenmiller may be deemed to have the sole power to direct the voting and disposition of the 905,843 Shares held for the accounts of the Duquesne L.L.C. Clients.

                    (iv) Pursuant to the contracts with the Duquesne L.L.C. Clients, Duquesne L.L.C. may be deemed to have the sole power to direct the voting and disposition of securities held for the accounts of the Duquesne L.L.C. Clients, including the 905,843 Shares held for the accounts of the Duquesne L.L.C. Clients.

               (c) Except as disclosed in Item 2 hereof, which is incorporated by reference in this Item 5, and the transactions listed on Annex B hereto, there have been no transactions effected with respect to the Shares since November 2, 1996 (60 days prior to the date hereof) by Quantum Partners, Quota, Quasar Partners, the Duquesne L.L.C. Clients or by any of the Reporting Persons. All of the transactions listed on Annex B hereto have been executed in routine brokerage transactions on the New York Stock Exchange.

               (d) (i) The shareholders of Quantum Partners, including Quantum Fund, have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held for the account of Quantum Partners in accordance with their ownership interests in Quantum Partners.

                                                              Page 9 of 18 Pages

                    (ii) The shareholders of Quota have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held for the account of Quota in accordance with their ownership interests in Quota.

                    (iii) The partners of Quasar Partners, including Quasar International Fund N.V., a Netherlands Antilles corporation, have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held for the account of Quasar Partners in accordance with their ownership interests in Quasar Partners.

                    (iv)  The  Duquesne   L.L.C.   Clients  have  the  right  to
participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held for their accounts.

               (e) Not applicable.

               Each of SFM LLC and Mr. Soros expressly disclaims beneficial ownership of any Shares not held directly for the accounts of the SFM Clients. Duquesne L.L.C. expressly disclaims beneficial ownership of Shares not held for the accounts of the Duquesne L.L.C. Clients.

Item 6. Contracts, Arrangements, Understandings in Relationship with Respect to Securities of the Issuer.

               From  time  to  time,  each  of the  Reporting  Persons,  Quantum
Partners, Quota, Quasar Partners, other SFM Clients and/or Duquesne L.L.C. Clients may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time to the extent permitted by applicable laws, each of the Reporting Persons, Quantum Partners, Quota, Quasar Partners, other SFM Clients and/or Duquesne L.L.C. Clients may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

               Except as disclosed above and in the Purchase Agreement, which was filed as Exhibit B to the Initial Statement and is incorporated by reference in response to this Item 6, the Reporting Persons, Quantum Partners, Quota, Quasar Partners, and other SFM Clients do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

                                                             Page 10 of 18 Pages

Item 7.        Material to be Filed as Exhibits.

               A. Power of Attorney dated as of January 1, 1997 granted by Mr. Soros in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

               B. Purchase Agreement dated November 5, 1993, between the Issuer and Quantum Partners (filed as Exhibit B to the Initial Statement and incorporated herein by reference).

               C. Power of Attorney dated as of January 1, 1997 granted by Mr. Druckenmiller in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

               D. Joint Filing Agreement dated January 1, 1997 by and among SFM LLC, Mr. Soros, Mr. Druckenmiller and Duquesne L.L.C.

                                                             Page 11 of 18 Pages

                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  January 1, 1997                      SOROS FUND MANAGEMENT LLC


                                            By:    /S/ SEAN C. WARREN
                                                   -----------------------------
                                                   Sean C. Warren
                                                   Managing Director


                                            GEORGE SOROS


                                            By:    /S/ SEAN C. WARREN
                                                  -----------------------------
                                                  Sean C. Warren
                                                  Attorney-in-Fact


                                           STANLEY F. DRUCKENMILLER


                                            By:    /S/ SEAN C. WARREN
                                                   -----------------------------
                                                   Sean C. Warren
                                                   Attorney-in-Fact


                                            DUQUESNE CAPITAL MANAGEMENT, L.L.C.


                                            By:   /S/ MICHAEL SHAY
                                                  ------------------------------
                                                  Michael Shay
                                                  Vice President

                                                             Page 12 of 18 Pages

                                     ANNEX A


               The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC:


                                Scott K. H. Bessent
                                  Walter Burlock
                                Jeffrey L. Feinberg
                                   Arminio Fraga
                                  Gary Gladstein
                                 Robert K. Jermain
                                  David N. Kowitz
                                Alexander C. McAree
                                   Paul McNulty
                               Gabriel S. Nechamkin
                                    Steven Okin
                                   Dale Precoda
                                Lief D. Rosenblatt
                                  Mark D. Sonnino
                              Filiberto H. Verticelli
                                  Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

                                                             Page 13 of 18 Pages


                                               ANNEX B

                              RECENT TRANSACTION IN THE COMMON STOCK OF
                                     NEWMONT MINING CORPORATION


                                  Date of             Nature of
For the Account of              Transaction          Transaction        Number of Shares      Price Per Share
------------------              -----------          -----------        ----------------      ---------------
Quantum Partners LDC\1\          12/06/96             Short Sale             16,500               46.623

                                 12/09/96          Short Sale Cover            400                47.000

                                 12/09/96          Short Sale Cover           1,200               47.250

                                 12/09/96          Short Sale Cover          14,900               47.375

                                 12/12/96             Short Sale              8,000               45.623

                                 12/13/96             Short Sale              4,000               45.248

                                 12/13/96             Short Sale              4,000               45.123

                                 12/16/96             Short Sale              8,000               45.248

                                 12/16/96             Short Sale             12,000               44.998

                                 12/18/96             Short Sale              4,000               45.873

                                 12/18/96             Short Sale              6,900               45.998

                                 12/18/96             Short Sale              1,100               46.123

                                 12/23/96             Short Sale              8,000               45.123

                                 12/23/96             Short Sale              8,000               45.373

                                 12/23/96             Short Sale             12,000               42.496

                                 12/30/96             Short Sale             13,200               45.623

--------
1       Transactions effected at the direction of SFM.



                                                                                           Page 14 of 18 Pages


                                              ANNEX B (continued)

                                   RECENT TRANSACTION IN THE COMMON STOCK OF
                                          NEWMONT MINING CORPORATION

Quasar International             12/06/96             Short Sale              4,100               46.623
Partners C.V.\1\

                                 12/09/96          Short Sale Cover            100                47.000

                                 12/09/96          Short Sale Cover            300                47.250

                                 12/09/96          Short Sale Cover           3,700               47.375

                                 12/12/96             Short Sale              2,000               45.623

                                 12/13/96             Short Sale              1,000               45.248

                                 12/13/96             Short Sale              1,000               45.123

                                 12/16/96             Short Sale              2,000               45.248

                                 12/16/96             Short Sale              3,000               44.998

                                 12/18/96             Short Sale              1,000               45.873

                                 12/18/96             Short Sale              1,700               45.998

                                 12/18/96             Short Sale               300                46.123

                                 12/23/96             Short Sale              2,000               45.123

                                 12/23/96             Short Sale              2,000               45.373

                                 12/23/96             Short Sale              3,000               42.490

                                 12/30/96             Short Sale              3,300               45.623

--------
1  Transactons effected at the direction of SFM.


                                                             Page 15 of 18 Pages


                                  EXHIBIT INDEX


                                                                      Page No.
                                                                      --------

A.        Power of Attorney dated as of January 1, 1997 granted by
          Mr. George Soros in favor of Mr. Sean C. Warren and Mr.
          Michael C. Neus................................................16

C.        Power of Attorney dated as of January 1, 1997 granted by
          Mr. Stanley F. Druckenmiller in favor of Mr. Sean C.
          Warren and Mr. Michael C. Neus.................................17

D.        Joint Filing Agreement dated January 1, 1997 by and among
          Soros Fund Management LLC, Mr. George Soros, Mr. Stanley F.
          Druckenmiller and Duquesne Capital Management LLC..............18